

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 7, 2011

**VIA US MAIL AND FAX (949) 599-1430**
Mr. Winston E. Hickman
Chief Financial Officer
Comarco, Inc.
25541 Commercentre Drive
Lake Forest, CA 92630

      **Re:    Comarco, Inc.**
               **Form 10-K for the fiscal year ended January 31, 2010**
               **Filed May 3, 2010**
               **File No. 0-5449**

Dear Mr. Hickman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               /s/ Larry Spirgel
               Assistant Director